Exhibit 21.1

Subsidiaries

1.
GDSI Florida, LLC, a limited liability company organized under the laws of the state of Florida.

2.
Global Digital Solutions LLC, dba GDSI International, a limited liability company organized under the laws of the state of Florida.

3.
North American Custom Specialty Vehicles, Inc. a corporation organized under the state of Delaware.